FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
	Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL	OMB Number 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response 0.5
(Print or Type Responses)	OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Lake Sally (Last) (First) (Middle)	4. Issuer Name and Ticker or Trading Symbol Spartan Stores, Inc. ("SPTN")
850 - 76th Street SW (Street)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title Other (specify below) below) Vice President Marketing
Grand Rapids Michigan 49518 (City) (State) (Zip)	6. If Amendment, Date of Original (Month/Day/Year) 12/29/2000
2. Date of Event Requiring Statement (Month/Day/Year) 12/17/2000	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, no par value	6,297	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1473 (3-99)

Form 3 (continued)	Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	12/17/2001	12/16/2010	Common Stock	4,166	$5.94	D
Stock Option (Right to Buy)	12/17/2002	12/16/2010	Common Stock	4,167	$5.94	D
Stock Option (Right to Buy)	12/17/2003	12/16/2010	Common Stock	4,167	$5.94	D

Explanation of Responses:

	Sally Lake By /s/Alex J. DeYonker	February 2, 2001
**Intentional misstatements or omissions of facts constitute Federal Criminal	**Signature of Reporting Person	Date
Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Alex J. DeYonker Attorney-in-Fact

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

LIMITED POWER OF ATTORNEY

                    The undersigned does hereby constitute and appoint ALEX J. DEYONKER and TIMOTHY L. HORNER, or any one or more of them, his or her true and lawful attorneys and agents to do any and all acts and things and to execute and file any and all instruments that such attorneys and agents, or any of them, may consider necessary or advisable to enable the undersigned (in his or her individual capacity or in a fiduciary or other capacity) to comply with the Securities Exchange Act of 1934, as amended (the "Act"), and any requirements of the Securities and Exchange Commission in respect thereof, in connection with the preparation, execution and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of SPARTAN STORES, INC. (the "Company") that the undersigned (in his or her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Sections 13 or 16 of the Act including, without limitation, full power and authority to sign the undersigned's name, in his or her individual capacity or in a fiduciary or other capacity, to any report, application or statement on Form ID, Forms 3, 4 or 5, Schedules 13D or 13G, or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

                    The undersigned agrees that the attorneys-in-fact named herein may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact. The undersigned also agrees to indemnify and hold harmless the attorneys-in-fact against any losses, claims, damages or liabilities (or actions in respect thereof) that arise out of or are based upon any untrue statement or omission of necessary fact in the information provided by the undersigned to the attorneys-in-fact for purposes of executing, acknowledging, delivering or filing any such forms, or any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto.

                    This authorization shall be in addition to all prior authorizations to act for the undersigned with respect to securities of the Company in these matters.

Date: December 29, 2000	/s/ Sally Lake Sally Lake